Exhibit 99.1

Hi everyone,

My name is Courtnie Baek and I am an Investor Relations Associate here at Masterworks.

I am delighted to announce our newest offering, a painting by the British female artist, Bridget Riley. A leading figure of the Op Art movement, Riley is known for her precise use of line and arrangement of color that create optical effects on the viewer. In March of 2022, a solo show of the artist’s work titled, “Bridget Riley: Perceptual Abstraction,” opened at the Yale Center for British Art in New Haven, CT and ran through July 2022.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 70 examples of Riley’s work from around the world, with a number of works priced in excess of $5 million. Of these examples, this is the sixth painting by the artist we have selected to be offered on the Masterworks platform.

Entitled “xGxrxexexnxsxlxexexvxexsx,” the painting was completed in 1983 and belongs to the artist’s “Egyptian Palette” series. The series was inspired by a trip to Cairo and features a distinct color palette consisting of sky blue, terracotta, green and ochre with accents of white. The medium-scale canvas from this series is an excellent example of Riley’s ongoing use of line and color to explore the optical sensations achieved through scale and the simple composition of repetitive stripes.

Early vertical line paintings created between 1967 and 1980, which precede the “Egyptian Palette” series, have achieved prices in excess of $3.5 million at auction. As of January 2023, these works account for three of Riley’s top five auction records and include: “Chant 2” (1967), which features an early variation of the vertical stripe motif, sold for $4.7 million at Christie’s, London in February of 2014 and before that, sold for $5.1 million at Sotheby’s, London in July of 2008, and “Zing 2” (1971), which is smaller than the Painting but also employs vertical stripes for an optical effect, and sold for $4.5 million at Christie’s, London in June of 2021.

Between November 1992 to October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 16.8%.